UNAUDITED CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
AS AT JUNE 30, 2019

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	Notes	June 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	4	$609.7	$615.1
Short-term investments	5	50.7	119.0
Receivables and other current assets	7	84.4	78.1
Inventories	8	265.6	274.7
		1,010.4	1,086.9
Non-current assets
Investments in associates and incorporated joint ventures	9	84.7	76.8
Property, plant and equipment	10	2,486.5	2,436.1
Exploration and evaluation assets	11	49.3	47.3
Income taxes receivable		9.1	8.6
Restricted cash	6	28.1	23.9
Inventories	8	234.4	202.9
Other assets	12	54.6	78.5
		2,946.7	2,874.1
		$3,957.1	$3,961.0
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$189.7	$196.0
Income taxes payable		9.0	15.4
Current portion of provisions	13	14.0	9.0
Current portion of long-term debt	16	4.7	—
Other liabilities	14	7.9	6.8
Liabilities classified as held for sale	9	18.5	—
		243.8	227.2
Non-current liabilities
Deferred income tax liabilities		184.4	188.2
Provisions	13	338.7	341.4
Long-term debt	16	408.8	398.5
Other liabilities	14	23.5	13.1
		955.4	941.2
		1,199.2	1,168.4
Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	19	2,682.8	2,680.1
Contributed surplus		49.4	48.2
Retained earnings		6.9	63.1
Accumulated other comprehensive loss		(39.4)	(58.8)
		2,699.7	2,732.6
Non-controlling interests		58.2	60.0
		2,757.9	2,792.6
Contingencies and commitments	13(b), 27
		$3,957.1	$3,961.0
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)		Three months ended June 30,		Six months ended June 30,
(In millions of U.S. dollars, except per share amounts)	Notes	2019	2018	2019	2018
Revenues		$246.5	$277.4	$497.5	$591.9
Cost of sales	22	239.9	247.8	491.8	486.5
Gross profit		6.6	29.6	5.7	105.4
General and administrative expenses		(11.4)	(9.9)	(21.0)	(19.6)
Exploration expenses		(10.6)	(11.1)	(19.5)	(19.4)
Other expenses	23	(3.9)	(5.7)	(25.9)	(10.4)
Earnings (loss) from operations		(19.3)	2.9	(60.7)	56.0
Share of net earnings from investments in associates and incorporated joint ventures, net of income taxes	9	3.7	1.6	7.9	4.9
Finance costs	24	(3.4)	(1.0)	(7.1)	(2.5)
Foreign exchange gain (loss)		1.1	(11.0)	(1.7)	(9.9)
Interest income, derivatives and other investment gains (losses)	25	7.5	(9.3)	11.3	(7.4)
Earnings (loss) before income taxes		(10.4)	(16.8)	(50.3)	41.1
Income taxes	15	(3.9)	(7.4)	(5.3)	(19.2)
Net earnings (loss)		$(14.3)	$(24.2)	$(55.6)	$21.9
Net earnings (loss) attributable to
Equity holders of IAMGOLD Corporation		$(14.4)	$(26.2)	$(55.7)	$16.1
Non-controlling interests		0.1	2.0	0.1	5.8
Net earnings (loss)		$(14.3)	$(24.2)	$(55.6)	$21.9
Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions)
Basic	20	468.0	466.5	467.8	466.4
Diluted	20	468.0	466.5	467.8	471.4
Earnings (loss) per share
Basic	20	$(0.03)	$(0.06)	$(0.12)	$0.03
Diluted	20	$(0.03)	$(0.06)	$(0.12)	$0.03
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)		Three months ended June 30,		Six months ended June 30,
(In millions of U.S. dollars)	Notes	2019	2018	2019	2018
Net earnings (loss)		$(14.3)	$(24.2)	$(55.6)	$21.9
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		(0.6)	(1.7)	0.2	(8.6)
Net realized change in fair value of marketable securities	17(a)	—	(0.4)	—	(0.4)
Tax impact		—	(0.1)	0.1	1.9
		(0.6)	(2.2)	0.3	(7.1)
Items that may be reclassified to the statements of earnings
Movement in cash flow hedge fair value reserve
Effective portion of changes in fair value of cash flow hedges	17(b)	(1.3)	12.2	5.6	16.5
Time value of options contracts excluded from hedge relationship	17(b)	(1.0)	2.3	14.6	2.1
Net change in fair value of cash flow hedges reclassified to the statements of earnings	17(b)	(1.2)	(3.5)	(1.6)	(6.6)
Tax impact		0.5	(1.4)	(0.9)	(1.5)
		(3.0)	9.6	17.7	10.5
Currency translation adjustment	9	0.1	0.1	1.4	(0.5)
Total other comprehensive income (loss)		(3.5)	7.5	19.4	2.9
Comprehensive income (loss)		$(17.8)	$(16.7)	$(36.2)	$24.8

Comprehensive income (loss) attributable to:
Equity holders of IAMGOLD Corporation		$(17.9)	$(18.7)	$(36.3)	$19.0
Non-controlling interests		0.1	2.0	0.1	5.8
Comprehensive income (loss)		$(17.8)	$(16.7)	$(36.2)	$24.8
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)		Six months ended June 30,
(In millions of U.S. dollars)	Notes	2019	2018

Common shares
Balance, beginning of the period		$2,680.1	$2,677.8
Issuance of common shares for share-based compensation	19	2.7	1.9
Balance, end of the period		2,682.8	2,679.7

Contributed surplus
Balance, beginning of the period		48.2	43.0
Issuance of common shares for share-based compensation		(2.7)	(1.9)
Share-based compensation		4.5	3.6
Other		(0.6)	(1.0)
Balance, end of the period		49.4	43.7

Retained earnings
Balance, beginning of the period		63.1	91.3
IFRS 16 transition adjustment	3	(0.5)	—
Adjusted balance, beginning of the period		62.6	91.3
Net earnings (loss) attributable to equity holders of IAMGOLD Corporation		(55.7)	16.1
Balance, end of the period		6.9	107.4

Accumulated other comprehensive loss
Marketable securities fair value reserve
Balance, beginning of the period		(32.0)	(22.6)
Net change in fair value of marketable securities, net of income taxes		0.3	(7.1)
Balance, end of the period		(31.7)	(29.7)
Cash flow hedge fair value reserve
Balance, beginning of the period		(22.3)	5.4
Net change in fair value of cash flow hedges recognized in property, plant and equipment	17(b)	—	(1.2)
Net change in fair value of cash flow hedges recognized in other comprehensive income, net of income taxes		17.7	10.5
Balance, end of the period		(4.6)	14.7
Currency translation adjustment
Balance, beginning of the period		(4.5)	(3.3)
Change for the period	9	1.4	(0.5)
Balance, end of the period		(3.1)	(3.8)
Total accumulated other comprehensive loss		(39.4)	(18.8)
Equity attributable to equity holders of IAMGOLD Corporation		2,699.7	2,812.0

Non-controlling interests
Balance, beginning of the period		60.0	55.2
Net earnings attributable to non-controlling interests		0.1	5.8
Dividends to non-controlling interests		(1.9)	(2.1)
Balance, end of the period		58.2	58.9
		$2,757.9	$2,870.9
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended June 30,		Six months ended June 30,
(In millions of U.S. dollars)	Notes	2019	2018	2019	2018
Operating activities
Net earnings (loss)		$(14.3)	$(24.2)	$(55.6)	$21.9
Net loss from closed mines		0.4	0.5	8.0	0.7
Net earnings (loss) related to open mines		(13.9)	(23.7)	(47.6)	22.6
Adjustments for:
Finance costs	24	3.1	0.7	6.6	1.9
Depreciation expense		64.0	72.3	132.9	136.7
Impairment charge	23	—	—	12.5	—
Derivative gain	17	(5.5)	(0.9)	(11.6)	(2.3)
Income taxes	15	3.9	7.4	5.3	19.2
Interest income	25	(3.3)	(3.7)	(6.4)	(7.1)
Share of net earnings from investments in associates and incorporated joint ventures, net of income taxes	9	(3.7)	(1.4)	(7.8)	(4.2)
Effects of exchange rate fluctuation on cash and cash equivalents		(1.7)	5.1	(2.1)	2.6
Effects of exchange rate fluctuation on short-term investments		(0.5)	2.9	1.2	2.9
Other non-cash items	26(a)	6.6	20.2	11.6	27.0
Adjustments for cash items:
Dividends from related parties	9	2.1	2.1	2.1	2.1
Settlement of derivatives		1.2	3.5	1.6	6.6
Disbursements related to asset retirement obligations		(0.1)	(0.4)	(0.2)	(0.5)
Other		—	—	(0.7)	—
Movements in non-cash working capital items and non-current ore stockpiles	26(b)	(2.5)	(22.8)	(27.2)	(36.4)
Cash from operating activities, before income taxes paid		49.7	61.3	70.2	171.1
Income taxes paid		(8.5)	(10.2)	(20.3)	(12.5)
Net cash from operating activities related to open mines		41.2	51.1	49.9	158.6
Net cash used in operating activities related to closed mines	26(c)	(0.6)	(0.5)	(1.2)	(2.0)
Net cash from operating activities		40.6	50.6	48.7	156.6
Investing activities
Capital expenditures for property, plant and equipment		(63.9)	(61.3)	(133.6)	(118.4)
Capitalized borrowing costs	24	(10.6)	(13.6)	(10.6)	(13.6)
Disposal of short-term investments (net)		33.6	3.5	67.9	4.8
Capital expenditures for exploration and evaluation assets		(0.7)	(11.9)	(1.2)	(23.2)
Interest received		2.9	3.4	6.9	6.9
Increase in restricted cash		(3.5)	(3.9)	(3.5)	(3.9)
Purchase of additional common shares of associate	9	—	—	(0.8)	—
Other investing activities	26(d)	6.0	(7.6)	5.8	(10.9)
Net cash used in investing activities related to open mines		(36.2)	(91.4)	(69.1)	(158.3)
Net cash used in investing activities related to closed mines		—	—	—	—
Net cash used in investing activities		(36.2)	(91.4)	(69.1)	(158.3)
Financing activities
Interest paid	24	(3.8)	(0.5)	(4.1)	(0.6)
Payment of lease obligations		(1.5)	(0.3)	(2.5)	(0.5)
Dividends paid to non-controlling interests		(1.4)	(1.2)	(1.4)	(1.2)
Proceeds from Equipment Loan	16(b)	23.3	—	23.3	—
Other financing activities		(1.3)	(0.3)	(1.5)	(0.7)
Net cash from (used in) financing activities related to open mines		15.3	(2.3)	13.8	(3.0)
Net cash used in financing activities related to closed mines		(0.9)	(1.0)	(0.9)	(1.0)
Net cash from (used in) financing activities		14.4	(3.3)	12.9	(4.0)
Effects of exchange rate fluctuation on cash and cash equivalents		1.7	(5.1)	2.1	(2.6)
Increase (decrease) in cash and cash equivalents		20.5	(49.2)	(5.4)	(8.3)
Cash and cash equivalents, beginning of the period		589.2	705.0	615.1	664.1
Cash and cash equivalents, end of the period		$609.7	$655.8	$609.7	$655.8
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated) (Unaudited)

1.	CORPORATE INFORMATION
IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation governed by the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.
The principal activities of the Company are the exploration, development and operation of gold mining properties.

2.	BASIS OF PREPARATION
(a)    Statement of compliance
These unaudited condensed consolidated interim financial statements ("consolidated interim financial statements") of IAMGOLD and all of its subsidiaries, joint ventures and associates as at and for the six months ended June 30, 2019, have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, and do not include all of the information required for annual consolidated financial statements. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed.
These consolidated interim financial statements should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the year ended December 31, 2018.
These consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on August 7, 2019.

(b)	Basis of measurement
The consolidated interim financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 18.
(c)    Basis of consolidation
Subsidiaries, divisions and investments in joint ventures related to significant properties of the Company are accounted for as outlined below.

Name	Property – Location	June 30, 2019	December 31, 2018	Type of Arrangement	Accounting Method
Essakane S.A.	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation
Rosebel Gold Mines N.V.	Rosebel mine (Suriname)	95%	95%	Subsidiary	Consolidation
Doyon division including the Westwood mine	Doyon division (Canada)	100%	100%	Division	Consolidation
Côté Gold division[1]	Côté Gold Project (Canada)	70%	70%	Division	Proportionate share
Euro Ressources S.A.	France	90%	90%	Subsidiary	Consolidation
Société d'Exploitation des Mines d'Or de Sadiola S.A.	Sadiola mine (Mali)	41%	41%	Incorporated joint venture	Equity accounting
Merrex Gold Inc.	Diakha-Siribaya Gold Project (Mali)	100%	100%	Subsidiary	Consolidation
1 The Company holds an undivided interest in the assets, liabilities, revenues and expenses of the Côté Gold division through an unincorporated joint venture.

(d) Significant accounting judgments, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the six months ended June 30, 2019. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events which are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

3. ADOPTION OF NEW ACCOUNTING STANDARDS
These consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2018, except for the following new accounting standards and amendments to standards and interpretations, which were effective January 1, 2019, and were applied in preparing these consolidated interim financial statements. These are summarized as follows:
IFRS 16 - Leases
(a)Overview
In January 2016, the International Accounting Standards Board ("IASB") issued IFRS 16 - Leases ("IFRS 16"). The objective of IFRS 16 is to recognize substantially all leases on balance sheet for lessees. IFRS 16 requires lessees to recognize a right-of-use ("ROU") asset and a lease liability calculated using a prescribed methodology, except for short-term leases and leases with low-value underlying assets. In addition, the nature and timing of expenses related to leases has changed, as IFRS 16 replaces the straight-line operating leases expense with the depreciation expense for the ROU assets and interest expense on the lease liabilities.

Effective January 1, 2019, the Company adopted IFRS 16. The impact of the transition is shown below. The Company’s accounting policy under IFRS 16 is as follows:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A ROU asset and lease liability is recognized at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. If the rate cannot be readily determined, the Company’s incremental rate of borrowing is used. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently measured at amortized cost using the effective interest method whereby the balance is increased by interest expense and decreased by lease payments. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

The Company presents ROU assets within Property, plant and equipment and lease liabilities in Other liabilities in the consolidated balance sheets.

Short-term leases and leases of low-value assets

The Company has elected not to recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(b)Impact of Transition to IFRS 16
Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for 2018 has not been restated. Instead, the cumulative effect of the initial application is recognized in retained earnings as at January 1, 2019.

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases and applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease were not reassessed to determine if a lease existed. The Company applied the definition of a lease under IFRS 16 to contracts entered into or changed on or after January 1, 2019.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

The Company elected to apply the practical expedient to account for leases for which the lease terms end within 12 months of the date of initial application as short-term leases. The Company elected to not recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less or for leases of low-value assets.

For leases that were classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments discounted at the incremental borrowing rate as at January 1, 2019. ROU assets were measured at their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the incremental borrowing rate as at January 1, 2019. The weighted average rate applied is 7.31%.

For leases that were classified as finance leases under IAS 17, the carrying amount of the ROU assets and the lease liabilities as at January 1, 2019 were determined as the carrying amount of the lease assets and lease liabilities under IAS 17 immediately before that date.

On transition to IFRS 16, the Company recognized an additional $8.5 million of ROU assets and $ 9.0 million of lease liabilities, with the difference recognized in retained earnings. The Company’s portfolio of leases primarily consists of office space and equipment.

The following table reconciles the Company’s operating lease obligations as at December 31, 2018, as previously disclosed in the Company’s consolidated financial statements, to the lease obligation recognized on initial application of IFRS 16 at January 1, 2019:

Operating lease commitments as at December 31, 2018	$16.3
Discounted using the incremental borrowing rate at January 1, 2019	14.1
Finance lease liabilities recognized as at December 31, 2018	9.3
Exclusion of non-lease components	(7.1)
Recognition exemption for short-term and low-value leases	(0.2)
Extension options reasonably certain to be exercised	2.2
Lease obligations recognized at January 1, 2019	$18.3

IFRIC 23 - Uncertainty over Income Tax Treatments
In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments. This interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Company adopted IFRIC 23 effective January 1, 2019, with no adjustment to its consolidated interim financial statements.

4.	CASH AND CASH EQUIVALENTS

	June 30, 2019	December 31, 2018
Cash	$609.7	$440.3
Short-term deposits with initial maturities of three months or less	—	174.8
	$609.7	$615.1

5.	SHORT-TERM INVESTMENTS

	June 30, 2019	December 31, 2018
Money market funds[1]	$45.5	$114.6
Other	5.2	4.4
	$50.7	$119.0

1	Money market funds are comprised of short-term fund investments with redemption notice periods of 185 days.

6. RESTRICTED CASH

The Company had long-term restricted cash of $28.1 million as at June 30, 2019 (December 31, 2018 - $23.9 million), to guarantee the environmental indemnities related to the Essakane mine.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

7.	RECEIVABLES AND OTHER CURRENT ASSETS

	Notes	June 30, 2019	December 31, 2018
Income taxes receivable		$7.8	$4.0
Receivables from governments[1]		54.2	53.4
Gold receivables		2.1	1.6
Other receivables		2.2	4.1
Receivables from related parties	28	0.1	0.1
Total receivables		66.4	63.2
Prepayment for other assets		1.4	2.9
Marketable securities	18(a)	0.6	0.5
Prepaid expenses		10.6	11.4
Derivatives	18(a)	5.4	0.1
		$84.4	$78.1

1	Receivables from governments relate primarily to value added tax.

8.	INVENTORIES

	June 30, 2019	December 31, 2018
Finished goods	$68.0	$60.7
Ore stockpiles	17.3	27.3
Mine supplies	180.3	186.7
	265.6	274.7
Non-current ore stockpiles	234.4	202.9
	$500.0	$477.6
For the three and six months ended June 30, 2019, the Company recognized a net realizable value write-down in finished goods and ore stockpiles amounting to $nil and $0.1 million, respectively (three and six months ended June 30, 2018 - $0.2 million and $0.2 million).
For the three and six months ended June 30, 2019, the Company recognized a write-down in mine supplies inventories amounting to $1.3 million and $1.8 million, respectively (three and six months ended June 30, 2018 - $0.2 million and $1.7 million).
For the three and six months ended June 30, 2019, the Company recognized $nil and $16.3 million, respectively, in Cost of sales for costs related to operating below normal capacity at Westwood (three and six months ended June 30, 2018 - $nil and $nil).

9.	INVESTMENTS IN ASSOCIATES AND INCORPORATED JOINT VENTURES

	Notes	INV Metals[1]	Sadiola[2]	Yatela[2]	Total
Balance, January 1, 2018		$7.7	$61.3	$—	$69.0
Currency translation adjustment		(1.2)	—	—	(1.2)
Share of net earnings (loss), net of income taxes		(1.5)	13.1	1.0	12.6
Share of net earnings recorded as a reduction of the provision	13	—	—	(1.0)	(1.0)
Share of dividends received		—	(2.1)	—	(2.1)
Other		—	(0.5)	—	(0.5)
Balance, December 31, 2018		5.0	71.8	—	76.8
Purchase of additional shares of associate[3]		0.8	—	—	0.8
Currency translation adjustment		1.4	—	—	1.4
Share of net earnings (loss), net of income taxes		(1.0)	8.8	0.1	7.9
Share of net earnings recorded as a reduction of the provision		—	—	(0.1)	(0.1)
Share of dividends received		—	(2.1)	—	(2.1)
Balance, June 30, 2019		$6.2	$78.5	$—	$84.7

1	IAMGOLD includes results based on the latest publicly available information.

2	The Company's incorporated joint ventures are not publicly listed.

3
Associate relates to INV Metals Inc. ("INV Metals"), a publicly traded company incorporated in Canada. The Company's ownership interest in INV Metals as at June 30, 2019 was 35.6% (December 31, 2018 - 35.6%). On March 19, 2019, the Company participated in INV Metals' common shares public equity offering and acquired an additional 1.6 million common shares of INV Metals at a price of C$0.65 per share for an aggregate amount of $0.8 million (C$1.1 million). This acquisition allowed the Company to maintain a 35.6% ownership in INV Metals.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

On February 14, 2019, Sadiola Exploration Limited ("SADEX"), an entity jointly held by the Company and AngloGold Ashanti Limited, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Yatela, for consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a state entity, and also the creation of a dedicated state agency, notably in charge of Yatela mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine including those relating to rehabilitation, mine closure and the financing of social programs.
As of March 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale. The net carrying value of the investment in Yatela before classification as held for sale was in a liability position of ($13.2 million). A loss of $5.3 million as a result of writing down the carrying amount of the disposal group to its fair value less costs to sell was included in Interest income, derivatives and other investment gains (losses) (note 25). The total carrying value of ($18.5 million) is presented as current liabilities held for sale.
10. PROPERTY, PLANT AND EQUIPMENT

	Construction in progress	Mining properties	Plant and equipment	ROU Assets: Plant and equipment	Total
Cost
Balance, January 1, 2018	$7.1	$2,486.1	$1,938.5	$—	$4,431.7
Additions[1]	41.0	162.1	91.5	—	294.6
Changes in asset retirement obligations	—	30.1	—	—	30.1
Disposals	—	(0.3)	(83.8)	—	(84.1)
Transfers within Property, plant and equipment	(15.3)	41.3	(26.0)	—	—
Transfers from Exploration and evaluation assets[2]	482.3	—	—	—	482.3
Balance, December 31, 2018	515.1	2,719.3	1,920.2	—	5,154.6
Adoption of IFRS 16[3]	—	—	—	8.5	8.5
Additions[1]	62.6	55.3	63.9	8.8	190.6
Changes in asset retirement obligations	—	12.7	—	—	12.7
Disposals	—	—	(26.9)	—	(26.9)
Transfers within Property, plant and equipment	(19.3)	12.3	(3.9)	10.9	—
Balance, June 30, 2019	$558.4	$2,799.6	$1,953.3	$28.2	$5,339.5

	Construction in progress	Mining properties	Plant and equipment	ROU Assets: Plant and equipment	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2018	$—	$1,469.2	$1,022.3	$—	$2,491.5
Depreciation expense[4]	—	140.4	161.7	—	302.1
Disposals	—	—	(75.1)	—	(75.1)
Balance, December 31, 2018	—	1,609.6	1,108.9	—	2,718.5
Depreciation expense[4]	—	77.8	65.8	2.2	145.8
Disposals	—	—	(23.8)	—	(23.8)
Impairment charge[5]	—	—	12.5	—	12.5
Transfers within Property, plant and equipment	—	—	(0.7)	0.7	—
Balance, June 30, 2019	$—	$1,687.4	$1,162.7	$2.9	$2,853.0
Carrying amount, December 31, 2018	$515.1	$1,109.7	$811.3	$—	$2,436.1
Carrying amount, June 30, 2019	$558.4	$1,112.2	$790.6	$25.3	$2,486.5

1
For the three and six months ended June 30, 2019, borrowing costs attributable to qualifying assets associated with the Essakane, Rosebel and Westwood mines and the Côté Gold and Saramacca Projects totaling $5.7 million and $10.8 million (three and six months ended June 30, 2018 - $6.2 million and $11.9 million) were capitalized.

2	Refer to note 11.

3	Refer to note 3.

4	Excludes depreciation expense related to Corporate assets, which is included in General and administrative expenses.

5	Impairment of detox plant at the Essakane mine.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

11.    EXPLORATION AND EVALUATION ASSETS

	Côté Gold Project	Saramacca Project	Diakha-Siribaya Gold Project	Other	Total
Balance, January 1, 2018	$395.7	$37.1	$36.6	$5.2	$474.6
Exploration and evaluation expenditures	22.0	24.3	—	5.5	51.8
Acquired Exploration and evaluation assets	—	3.2	—	—	3.2
Transfers to Property, plant and equipment[1]	(417.7)	(64.6)	—	—	(482.3)
Balance, December 31, 2018	—	—	36.6	10.7	47.3
Exploration and evaluation expenditures[2,3]	—	—	—	2.0	2.0
Balance, June 30, 2019	$—	$—	$36.6	$12.7	$49.3

1
During the fourth quarter of 2018, capitalized costs related to the Côté Gold Project and the Saramacca Project were transferred from Exploration and evaluation assets to Property, plant and equipment - Construction in progress (note 10).

2
Other exploration and evaluation expenditures for the three and six months ended June 30, 2019, included $1.2 million and $1.8 million, respectively, in capitalized feasibility and other studies costs relating to the Boto Gold Project.

3
For the three and six months ended June 30, 2019, borrowing costs attributable to Exploration and evaluation assets totaling $0.1 million and $0.2 million, respectively (three and six months ended June 30, 2018 - $1.2 million and $2.2 million) were capitalized.

12.	OTHER NON-CURRENT ASSETS

	Notes	June 30, 2019	December 31, 2018
Net loan receivable from related party	28	$10.0	$14.0
Marketable securities and warrants	18(a)	16.3	14.8
Advances for the purchase of capital equipment		10.9	33.4
Bond fund investments	18(a)	—	1.0
Royalty interests		5.6	5.6
Long-term prepayment[1]		4.8	4.9
Derivatives	18(a)	3.1	—
Other		3.9	4.8
		$54.6	$78.5

1
On March 6, 2017, the Company signed an agreement with a third-party for the construction of a solar power plant to deliver power to the Essakane mine for a period of 15 years upon commissioning for active use. The solar power plant was commissioned for active use on June 1, 2018. A prepayment of $4.9 million was made in 2017 towards the purchase of power in connection with the agreement, and for the three and six months ended June 30, 2019, $nil and $0.1 million was utilized.

As at June 30, 2019, the allowance for doubtful non-current non-trade receivables from related parties was $46.9 million, (December 31, 2018 - $46.9 million).

13.	PROVISIONS

	Notes	June 30, 2019	December 31, 2018
Asset retirement obligations		$341.9	$327.6
Yatela loss provision[1]	9	—	13.2
Other		10.8	9.6
		$352.7	$350.4
Current portion of provisions		$14.0	$9.0
Non-current provisions		338.7	341.4
		$352.7	$350.4
1 During the three and six months ended June 30, 2019, the Company spent $nil and $nil, respectively (three and six months ended June 30, 2018 - $nil and $0.9 million) to fund the Yatela closure plan. This was recognized as a reduction of the provision for Yatela as a result of the Company equity accounting for the investment. As at June 30, 2019, the Yatela disposal group met the criteria to be classified as held for sale.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

(a)    Asset retirement obligations
The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life, changes in discount rates, changes in approved closure plans, changes in estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.
(b)Provisions for litigation claims and regulatory assessments
The Office of the Attorney General of Burkina Faso has commenced proceedings against IAMGOLD Essakane S.A. and certain of its employees relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. Upon the sale of the gold and silver extracted from the carbon fines, IAMGOLD Essakane has paid (and will pay in respect to the 2018 shipment when released) the same royalty as applicable under the Burkina Faso Mining Code to other gold and silver produced by Essakane. The proceedings are in respect of a number of alleged offences by IAMGOLD Essakane S.A. and certain of its employees from 2015 through 2018, and include allegations of misrepresenting the presence of government officials at the time of packaging and weighing, misrepresenting the amounts of gold and silver contained in the carbon fines to be exported by using false moisture rates and non-compliant weighing equipment, and failing to comply with customs and exchange control regulations. The Company is in the process of completing an internal review and, at this stage, other than in respect of certain minor violations, the Company believes that the allegations are without merit and intends to vigorously defend them. Moreover, to the extent that any of its estimates in terms of weight, moisture levels or  gold and silver contained in such carbon fines may have been inaccurate, the estimates were made in good faith and the total royalty amounts paid to the Government of Burkina Faso in respect of the gold and silver contained in the relevant shipments and processed for IAMGOLD Essakane S.A. at the third-party facility were nevertheless correct as they were based on the actual amounts of gold and silver recovered from the carbon fines at the third-party facility.
Since IAMGOLD Essakane has only been provided with a limited evidentiary basis for the allegations, no amounts have been recorded for any potential liability arising from the proceedings, as the Company cannot predict the outcome and any resulting penalties with any certainty.

14.	OTHER LIABILITIES

	Notes	June 30, 2019	December 31, 2018
Lease liabilities[1]		$30.6	$9.3
Derivatives	18(a)	0.3	10.6
Dividends payable		0.5	—
		$31.4	$19.9
Current portion of other liabilities		$7.9	$6.8
Non-current portion of other liabilities		23.5	13.1
		$31.4	$19.9

1	Includes a transitional adjustment for the recognition of lease liabilities upon adoption of IFRS 16 (note 3).
15.    INCOME TAXES
The Company estimates the effective tax rates expected to be applied for the full year and uses these rates to determine income tax provisions in interim periods. The impact of changes in judgments and estimates concerning the probable realization of losses, changes in tax rates, and foreign exchange rates are recognized in the interim period in which they occur.
The income tax expense for the three and six months ended June 30, 2019 was $3.9 million and $5.3 million, respectively (three and six months ended June 30, 2018 - $7.4 million and $19.2 million) and varied from the income tax expense calculated using the combined Canadian federal and provincial statutory tax rate of 26.5% (26.6% in 2018). The variance was mainly due to net foreign earnings taxed at different tax rates and fluctuations in the mix of income for the recognition of certain tax benefits and related deferred tax assets.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

16.	LONG-TERM DEBT AND CREDIT FACILITY

	Notes	June 30, 2019	December 31, 2018
7% Senior Notes	(a)	$390.5	$398.5
Equipment Loan	(b)	23.0	—
		$413.5	$398.5
Current portion of long-term debt		$4.7	$—
Non-current portion of long-term debt		408.8	398.5
		$413.5	$398.5
(a)7% Senior Notes ("Notes")
On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.
The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.
Prior to April 15, 2020, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a "make-whole" premium, plus accrued and unpaid interest. On and after April 15, 2020, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) and accrued and unpaid interest on the Notes up to the redemption date. The redemption price for the Notes during the 12-month period beginning on April 15 of each of the following years is: 2020 - 105.25%; 2021 - 103.50%; 2022 - 101.75%; 2023 and thereafter - 100%.
Prior to April 15, 2020, using the cash proceeds from an equity offering, the Company may redeem up to 40% of the original aggregate principal amount of the Notes at a redemption price equal to 107% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, up to the redemption date.
The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the Consolidated balance sheets. The debt component was initially recognized at $400 million, which represents the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative.
Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative represents the prepayment option and is classified as a financial asset at fair value through profit or loss ("FVTPL"). The embedded derivative is recognized at fair value with changes in the fair value recognized in the Company’s Consolidated statements of earnings. The fair value of the embedded derivative as at June 30, 2019 was $9.2 million (note 18(a)), (December 31, 2018 - $0.7 million).
Under the indenture governing the Notes, if the Company makes certain asset sales it may use an amount equal to the net proceeds to repay certain debt obligations and/or reinvest, or commit to reinvest, in the Company’s business, within 365 days after the applicable asset sale.  At the end of the 365-day period, if there remains $50 million or more of the net proceeds that the Company has not used in this manner, the Company would be required to use any such excess proceeds to offer to purchase the Notes at par in the manner described in the indenture.
The following are the contractual maturities related to the Notes, including interest payments:

	Payments due by period
Notes balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
June 30, 2019	$400.0	$568.0	$28.0	$56.0	$56.0	$428.0
December 31, 2018	$400.0	$582.0	$28.0	$56.0	$56.0	$442.0

1
The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $4.5 million as at June 30, 2019 (December 31, 2018 – $5.0 million). The carrying amount of the long-term debt also excludes the embedded derivative.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

(b)	Equipment Loan
On June 27, 2019, the Company executed a €20.5 million (US$ 23.3 million) loan agreement with Caterpillar Financial Services Corporation (the “Equipment Loan”) with an interest rate of 5.23% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019. The Company incurred transaction costs of $0.3 million which have been capitalized and offset against the carrying amount of the Equipment Loan within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method. The loan is carried at amortized cost on the Consolidated balance sheets.
The following are the contractual maturities related to the Equipment Loan, including interest payments:

	Payments due by period
Equipment Loan balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
June 30, 2019	$23.3	$26.5	$5.8	$10.9	$9.8	$—
December 31, 2018	$—	$—	$—	$—	$—	$—

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loan of $0.3 million as at June 30, 2019 (December 31, 2018 – $nil).

(c)	Credit facility
On November 15, 2018, the Company amended its $250 million credit facility. These amendments included, amongst other things, increasing the credit facility to $500 million, extending the maturity to January 31, 2023, an option to increase commitments by $100 million, the ability to enter into leases of up to $250 million, the ability to enter into gold prepaid transaction(s) of no more than 225,000 ounces, and changes to the financial covenants including the elimination of the Minimum Tangible Net Worth covenant. The Company was in compliance with its credit facility covenants as at June 30, 2019.
As of June 30, 2019, letters of credit worth $0.4 million were drawn against the credit facility for the guarantee of certain environmental indemnities (December 31, 2018 - $0.4 million).

(d)	Uncollateralized surety bonds
As at June 30, 2019, C$198.9 million (June 30, 2019 - $152.0 million; December 31, 2018 ‐ C$182.5 million, $133.7 million) of uncollateralized surety bonds were outstanding to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project. The uncollateralized surety bonds were issued pursuant to arrangements with international insurance companies.

17.	FINANCIAL INSTRUMENTS
(a)Financial assets measured at fair value through other comprehensive income
Marketable securities fair value reserve
Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company’s portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company’s performance during the period. Consequently, the Company has designated all of its investments in marketable securities to be measured at fair value through Other comprehensive income ("OCI"). The Company’s portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Proceeds from sale of marketable securities	$—	$0.9	$—	$0.9
Acquisition date fair value of marketable securities sold	—	(1.3)	—	(1.3)
Gain (loss) on sale of marketable securities recorded in OCI	$—	$(0.4)	$—	$(0.4)

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

(b)Cash flow hedge fair value reserve

(i)	Hedge gain/loss

	Gain (loss) recognized in cash flow hedge reserve		(Gain) loss reclassified or adjusted from cash flow hedge reserve
	Three months ended June 30, 2019	Six months ended June 30, 2019	Three months ended June 30, 2019	Six months ended June 30, 2019

Exchange rate risk
Canadian dollar option contracts	$—	$0.5	$—	$—
Canadian dollar forward contracts	0.4	1.3	—	(0.1)
Euro option contracts	—	(0.4)	0.3	0.4
Crude oil option contracts	(1.7)	4.2	(1.5)	(1.9)
	(1.3)	5.6	(1.2)	(1.6)
Time value of option contracts excluded from hedge relationship	(1.0)	14.6	—	—
	$(2.3)	$20.2	$(1.2)	$(1.6)

	Gain (loss) recognized in cash flow hedge reserve		(Gain) loss reclassified or adjusted from cash flow hedge reserve
	Three months ended June 30, 2018	Six months ended June 30, 2018	Three months ended June 30, 2018	Six months ended June 30, 2018

Exchange rate risk
Canadian dollar option contracts	$(0.4)	$(3.0)	$(0.6)	$(1.5)
Canadian dollar forward contracts	(0.7)	—	—	—
Euro option contracts	(3.1)	(0.8)	(0.8)	(2.5)
Crude oil option contracts	16.4	20.3	(2.6)	(3.8)
	12.2	16.5	(4.0)	(7.8)
Time value of option contracts excluded from hedge relationship	2.3	2.1	—	—
	$14.5	$18.6	$(4.0)	$(7.8)

	(Gain) loss reclassified or adjusted from cash flow hedge reserve to:		(Gain) loss reclassified or adjusted from cash flow hedge reserve to:
	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018

Consolidated balance sheets
Property, plant and equipment	$—	$(0.5)	$—	$(1.2)
Consolidated statements of earnings
Cost of sales	(1.1)	(3.3)	(1.5)	(6.1)
General and administrative expenses	(0.1)	(0.2)	(0.1)	(0.5)
Total	$(1.2)	$(4.0)	$(1.6)	$(7.8)
There was no hedge ineffectiveness for the three and six months ended June 30, 2019 and 2018.

(ii)	Currency exchange rate risk
Movements in the Canadian dollar (C$) and the euro (€) against the U.S. dollar ($) have a direct impact on the Company’s consolidated interim financial statements.
The Company manages its exposure to the Canadian dollar and the euro by executing option and forward contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditure requirements at some of its mine sites and corporate offices.
The Company has designated option and forward contracts as cash flow hedges for its highly probable forecasted Canadian dollar and euro expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

As at June 30, 2019, the Company's outstanding derivative contracts which qualified for hedge accounting and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings and Property, plant and equipment balance are as follows:

	2019	2020	Total
Cash flow hedges
Exchange rate risk
Canadian dollar forward and option contracts (millions of C$)	141	186	327
Rate range ($/C$)[1]	1.25-1.39	1.30-1.36
Euro option contracts (millions of €)	48	—	48
Rate range (€/$)[2]	1.13-1.20	—

1
The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options. The strike prices for the call options are C$1.25 and C$1.30. The strike prices for the put options are C$1.39 and C$1.36. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

2
The Company executed euro collar options, which consist of euro put and call options. The strike price for the put options is €1.13. The strike price for the call options is €1.20. The Company will incur a loss from the difference between a lower market price and the euro put strike price. The Company will recognize a gain from the difference between a higher market price and the euro call strike price.

Additional information on hedging instruments and hedged forecast transactions related to currency exchange rate risk as at June 30, 2019 and December 31, 2018 is as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at June 30, 2019	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian dollar option contracts	$1.7	$—	$—	$—	$—
Canadian forward contracts	0.6	—	0.6	0.6	(0.6)
Euro option contracts	—	(0.3)	(0.3)	(0.3)	0.3
	$2.3	$(0.3)	$0.3	$0.3	$(0.3)

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2018	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian dollar option contracts	$—	$(4.5)	$(0.5)	$(0.5)	$0.5
Canadian forward contracts	—	(0.6)	(0.6)	(0.6)	0.6
Euro option contracts	—	(0.2)	—	—	—
	$—	$(5.3)	$(1.1)	$(1.1)	$1.1

(iii)	Oil and fuel market price risk
Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations. Brent crude oil and West Texas Intermediate ("WTI") crude oil are components of diesel and fuel oil, respectively, such that changes in the price of crude oil directly impacts diesel and fuel oil costs. The Company established a hedging strategy to limit the impact of fluctuations in crude oil prices and to economically hedge future consumption of diesel and fuel oil at the Rosebel and Essakane mines. The Company has designated option contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

As at June 30, 2019, the Company’s outstanding crude oil derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings, are as follows:

	2019	2020	2021	2022	2023	Total
Brent crude oil option contracts (barrels)[1]	327	573	588	420	—	1,908
Option contracts with strike prices at ($/barrel)[2]	44-65	50-65	54-65	53-65	—
WTI crude oil option contracts (barrels)[1]	249	489	456	348	348	1,890
Option contracts with strike prices at ($/barrel)[2]	40-60	43-60	46-62	45-62	47-60

1	Quantities of barrels are in thousands.

2
The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2019 through 2023. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

Additional information on hedging instruments and hedged forecast transactions related to oil and fuel market price risk as at June 30, 2019 and December 31, 2018 was as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at June 30, 2019	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$4.0	$—	$1.3	$1.3	$(1.3)
WTI crude oil option contracts	2.2	—	0.3	0.3	(0.3)
	$6.2	$—	$1.6	$1.6	$(1.6)

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2018	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$0.1	$(2.6)	$(1.0)	$(1.0)	$1.0
WTI crude oil option contracts	—	(2.7)	—	—	—
	$0.1	$(5.3)	$(1.0)	$(1.0)	$1.0

(c)Gain (loss) on non-hedge derivatives and warrants
Gains and losses on non-hedge derivatives, including embedded derivatives and warrants are included in Interest income, derivatives and other investment gains (losses) (note 25) in the Consolidated statement of earnings.
These gains and losses relate to the Company's fair value movements of the outstanding non-hedge derivative contract, the embedded derivative related to prepayment options for the Notes (note 16(a)), and warrants associated with investments in marketable securities.

		Three months ended June 30,		Six months ended June 30,
	Notes	2019	2018	2019	2018
Non-hedge derivative contract		$0.1	$—	$0.1	$(0.4)
Embedded derivative	16(a)	4.2	(1.0)	$8.5	$(1.7)
Warrants		—	(1.6)	1.4	(2.2)
	25	$4.3	$(2.6)	$10.0	$(4.3)

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

18.	FAIR VALUE MEASUREMENTS
The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

▪	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.

▪	Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.

▪	Level 3 inputs are unobservable inputs for the asset or liability.
There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2018.

(a)	Financial assets and liabilities measured at fair value on a recurring basis
The Company’s fair values of financial assets and liabilities were as follows:

	June 30, 2019
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$609.7	$609.7	$—	$—	$609.7
Short-term investments	50.7	50.7	—	—	50.7
Restricted cash	28.1	28.1	—	—	28.1
Marketable securities and warrants	16.9	7.1	3.8	6.0	16.9
Derivatives
Currency contracts	2.3	—	2.3	—	2.3
Crude oil contracts	6.2	—	6.2	—	6.2
Embedded derivative	9.2	—	9.2	—	9.2
	$723.1	$695.6	$21.5	$6.0	$723.1
Liabilities
Derivatives
Currency contracts	$(0.3)	$—	$(0.3)	$—	$(0.3)
Long-term debt - 7% Senior Notes[1]	(400.0)	(413.8)	—	—	(413.8)
Long-term debt - Equipment Loan[2]	(23.3)	—	(23.3)	—	(23.3)
	$(423.6)	$(413.8)	$(23.6)	$—	$(437.4)

	December 31, 2018
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$615.1	$615.1	$—	$—	$615.1
Short-term investments	119.0	119.0	—	—	119.0
Restricted cash	23.9	23.9	—	—	23.9
Marketable securities and warrants	15.3	6.9	2.4	6.0	15.3
Bond fund investments	1.0	1.0	—	—	1.0
Derivatives
Crude oil contracts	0.1	—	0.1	—	0.1
Embedded derivative	0.7	—	0.7	—	0.7
	$775.1	$765.9	$3.2	$6.0	$775.1
Liabilities
Derivatives
Currency contracts	$(5.3)	$—	$(5.3)	$—	$(5.3)
Crude oil contracts	(5.3)	—	(5.3)	—	(5.3)
Long-term debt - 7% Senior Notes[1]	$(400.0)	$(381.2)	$—	$—	$(381.2)
	$(410.6)	$(381.2)	$(10.6)	$—	$(391.8)

1
The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $4.5 million as at June 30, 2019 (December 31, 2018 – $5.0 million). The carrying amount of the long-term debt also excludes the embedded derivative.

2	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loan of $0.3 million as at June 30, 2019 (December 31, 2018 – $nil).

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

(b)	Valuation techniques
Cash, cash equivalents, short-term investments and restricted cash
Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.
Marketable securities and warrants
The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of warrants included in Level 2 is obtained through the use of Black-Scholes pricing model, which uses share price inputs and volatility measurements. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company uses the latest market transaction price for these securities, obtained from the entity, to value these marketable securities.

Marketable securities included in level 3
Balance, December 31, 2018	$6.0
Change in fair value reported in Other comprehensive income, net of income taxes	—
Balance, June 30, 2019	$6.0
Bond fund investments
The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.
Derivatives
For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.
Embedded derivative
The fair value of the embedded derivative as at June 30, 2019 was $9.2 million and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the prepayment option is therefore classified within Level 2 of the fair value hierarchy.
Senior Notes
The fair value of Senior Notes required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy. The fair value of the Senior Notes as at June 30, 2019 was $413.8 million (December 31, 2018 - $381.2 million).
Equipment Loan
The fair value of the Equipment Loan required to be disclosed is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating to future cash flows and is therefore classified within Level 2 of the fair value hierarchy. The fair value of the Equipment Loan as at June 30, 2019 was $23.3 million (December 31, 2018 - $nil).
Other financial assets and liabilities
The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.

19.	SHARE CAPITAL
The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

	Six months ended June 30,
Number of common shares (in millions)	2019	2018
Outstanding, beginning of the period	466.8	465.9
Issuance of shares for share-based compensation	1.1	0.7
Outstanding, end of the period	467.9	466.6

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

Contingently issuable shares
On December 12, 2016, the Company finalized the agreement with the Government of Suriname to acquire the rights to the Saramacca property. Under the terms of the agreement, the rights to the Saramacca property were transferred to Rosebel in exchange for an initial cash payment of $10.0 million which was accounted for as an Exploration and evaluation asset. The purchase consideration also included 3.125 million contingently issuable IAMGOLD common shares to be delivered in three approximately equal tranches in 12 month intervals, from the date the rights to the Saramacca property were transferred to Rosebel. In addition, the agreement provides for a potential upward adjustment to the purchase price based on the contained gold ounces identified at the Saramacca property in indicated and measured resource categories, within a certain Whittle shell, over the first 24 months, to a maximum of $10.0 million. Under the terms of the agreement, the Company can at any time during the course of the agreement provide 60 days' notice to the Government of Suriname and terminate the agreement. In such an event, any contingently issuable IAMGOLD common shares not already issued will no longer be required to be delivered to the Government of Suriname.
On November 27, 2017, the Company issued the first tranche of the 3.125 million contingently issuable IAMGOLD common shares to the Government of Suriname and retained the right to explore the Saramacca property. This equity issuance of 1.042 million IAMGOLD common shares was accounted for as an Exploration and evaluation asset of $5.9 million in the year ended December 31, 2017, based on the fair value of the IAMGOLD common shares on the date of the issuance.
On November 29, 2018, the Company amended the agreement with the Government of Suriname such that the parties may substitute the issuance of the second tranche of shares with a cash payment. On December 11, 2018, a cash payment equivalent to the second tranche of 1.042 million IAMGOLD common shares was made to the Government of Suriname, at a price of $3.11 per share based on the volume weighted average price of the last 20 days, for a total payment of $3.2 million.

20.	EARNINGS PER SHARE
Basic earnings (loss) per share computation

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Numerator
Net earnings (loss) attributable to equity holders of IAMGOLD	$(14.4)	$(26.2)	$(55.7)	$16.1
Denominator (in millions)
Weighted average number of common shares (basic)	468.0	466.5	467.8	466.4
Basic earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.03)	$(0.06)	$(0.12)	$0.03

Diluted earnings (loss) per share computation

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Denominator (in millions)
Weighted average number of common shares (basic)	468.0	466.5	467.8	466.4
Dilutive effect of share options	—	—	—	1.7
Dilutive effect of full value award units	—	—	—	3.3
Weighted average number of common shares (diluted)	468.0	466.5	467.8	471.4
Diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.03)	$(0.06)	$(0.12)	$0.03
Equity instruments excluded from the computation of diluted earnings per share, which could be dilutive in the future, were as follows:

		Three months ended June 30,		Six months ended June 30,
(in millions)	Notes	2019	2018	2019	2018
Share options	21(a)	7.6	7.1	7.6	1.9
Full value awards	21(b)	5.6	5.2	5.6	—
Contingently issuable shares	19	1.0	2.1	1.0	2.1
		14.2	14.4	14.2	4.0

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

21.    SHARE-BASED COMPENSATION
(a)Share option award plan
(i) Share option award plan
A summary of the status of the Company's share option award plan units and changes during the period is presented below:

Six months ended June 30, 2019	Share options (in millions)	Weighted average exercise price (C$/share)[1]
Outstanding, beginning of the period	7.1	$6.15
Granted	1.4	4.74
Forfeited	(0.1)	5.55
Expired	(0.8)	13.38
Outstanding, end of the period	7.6	$5.20
Exercisable, end of the period	4.0	$5.34

1	Exercise prices are denominated in Canadian dollars. The exchange rate at June 30, 2019 between the U.S. dollar and Canadian dollar was
$0.7639/C$.
(ii) Summary of awards granted
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted. The estimated fair value of the options is expensed over their expected life.

Six months ended June 30,	2019
Weighted average risk-free interest rate	1.8%
Weighted average expected volatility[1]	62.8%
Weighted average dividend yield	0.0%
Weighted average expected life of options issued (years)	5.0
Weighted average grant-date fair value (C$ per share)	$2.54
Weighted average share price at grant date (C$ per share)	$4.74
Weighted average exercise price (C$ per share)	$4.74

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.
(b)Full value award plans
(i) Full value award reserve
A summary of the status of the Company’s deferred share units and restricted share units issued to employees and directors under the full value award plan and changes during the period is presented below.

Six months ended June 30, (in millions)	2019
Outstanding, beginning of the period	5.2
Granted	2.0
Issued	(1.1)
Forfeited	(0.5)
Outstanding, end of the period	5.6

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

(ii) Summary of awards granted
Deferred share units
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the deferred share units granted. The estimated fair value of the awards is expensed over their vesting period.

Six months ended June 30,	2019
Weighted average risk-free interest rate	1.9%
Weighted average expected volatility[1]	44.0%
Weighted average dividend yield	0.0%
Weighted average expected life of deferred share units issued (years)	1.0
Weighted average grant-date fair value (C$ per share)	$5.01
Weighted average share price at grant date (C$ per share)	$5.01

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the units.
Restricted share units
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the restricted share units granted. The estimated fair value of the awards is expensed over their vesting period.

Six months ended June 30,	2019
Weighted average risk-free interest rate	1.8%
Weighted average expected volatility[1]	55.0%
Weighted average dividend yield	0.0%
Weighted average expected life of restricted share units issued (years)	3.0
Weighted average grant-date fair value (C$ per share)	$4.73
Weighted average share price at grant date (C$ per share)	$4.73

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the restricted share units.

22.	COST OF SALES

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Operating costs[1]	$164.8	$163.9	$336.7	$325.1
Royalties	11.4	11.6	22.8	24.8
Depreciation expense[2]	63.7	72.3	132.3	136.6
	$239.9	$247.8	$491.8	$486.5

1	Operating costs include mine production, transport and smelter costs, and site administrative expenses.

2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

23.	OTHER EXPENSES

		Three months ended June 30,		Six months ended June 30,
	Notes	2019	2018	2019	2018
Impairment charge	10	$—	$—	$12.5	$—
Changes in asset retirement obligations at closed sites		—	0.4	2.2	0.8
Write-down of assets		2.3	4.0	3.5	7.6
Restructuring costs		—	—	3.2	—
Consulting costs		0.5	0.8	2.0	1.4
Other		1.1	0.5	2.5	0.6
		$3.9	$5.7	$25.9	$10.4

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

24.	FINANCE COSTS

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Interest expense	$1.8	$—	$4.0	$0.6
Credit facility fees	1.3	0.7	2.4	1.4
Accretion expense	0.3	0.3	0.7	0.5
	$3.4	$1.0	$7.1	$2.5
Total interest paid during the three and six months ended June 30, 2019 was $14.4 million and $14.7 million, respectively (three and six months ended June 30, 2018 - $14.1 million and $14.2 million). Interest paid relates to interest charges on notes, credit facilities and finance leases.

25.	INTEREST INCOME, DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

		Three months ended June 30,		Six months ended June 30,
	Notes	2019	2018	2019	2018
Interest income		$3.3	$3.7	$6.4	$7.1
Gain (loss) on non-hedge derivatives and warrants	17(c)	4.3	(2.6)	10.0	(4.3)
Write-down of related party loan receivable	28	—	(10.9)	—	(10.9)
Loss on investment in Yatela	9	—	—	(5.3)	—
Other gains (losses)		(0.1)	0.5	0.2	0.7
		$7.5	$(9.3)	$11.3	$(7.4)

26.	CASH FLOW ITEMS
(a)    Adjustments for other non-cash items within operating activities

		Three months ended June 30,		Six months ended June 30,
	Notes	2019	2018	2019	2018
Share-based compensation		$2.4	$1.9	$4.5	$3.6
Write-down of related party loan receivable	28	—	10.9	—	10.9
Write-down of assets	23	2.3	4.0	3.5	7.6
Write-down of inventories	8	1.3	0.4	1.9	1.9
Effects of exchange rate fluctuation on restricted cash		(0.3)	1.4	0.1	0.5
Other		0.9	1.6	1.6	2.5
		$6.6	$20.2	$11.6	$27.0

(b)	Movements in non-cash working capital items and non-current ore stockpiles

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Receivables and other current assets	$6.0	$5.5	$1.4	$8.3
Inventories and non-current ore stockpiles	(14.8)	(23.3)	(16.7)	(40.0)
Accounts payable and accrued liabilities	6.3	(5.0)	(11.9)	(4.7)
	$(2.5)	$(22.8)	$(27.2)	$(36.4)

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

(c)Net cash used in operating activities related to closed mines

		Three months ended June 30,		Six months ended June 30,
	Notes	2019	2018	2019	2018
Net loss from closed mines		$(0.4)	$(0.5)	$(8.0)	$(0.7)
Adjustments for:
Share of net earnings (loss) from investment in associate and incorporated joint ventures, net of income taxes	9	—	(0.2)	(0.1)	(0.7)
Finance costs at closed mines	24	0.3	0.3	0.5	0.6
Changes in estimates of asset retirement obligations at closed sites	23	—	0.4	2.2	0.8
Other		—	0.2	—	0.2
Loss on investment in Yatela		—	—	5.3	—
Movement in non-cash working capital at closed sites		0.3	—	—	—
Adjustments for cash items:
Disbursements related to asset retirement obligations at closed sites		(0.8)	(0.7)	(1.1)	(1.3)
Disbursements related to Yatela closure plan		—	—	—	(0.9)
		$(0.6)	$(0.5)	$(1.2)	$(2.0)
(d) Other investing activities

		Three months ended June 30,		Six months ended June 30,
	Notes	2019	2018	2019	2018
Acquisition (disposal) of investments		$0.3	$0.7	$0.2	$(2.6)
Repayment (prepayment) for other assets		1.5	(7.6)	1.5	(7.6)
Advances to related parties	28	(0.1)	(0.5)	(0.1)	(0.6)
Repayments from related parties	28	4.0	—	4.1	0.1
Other		0.3	(0.2)	0.1	(0.2)
		$6.0	$(7.6)	$5.8	$(10.9)
(e) Reconciliation of long-term debt arising from financing activities

	Notes	Equipment Loan	7% Senior Notes	Total
Balance, January 1, 2019		$—	$398.5	$398.5
Cash changes:
Proceeds from equipment loan	16(b)	23.3	—	23.3
Deferred transaction costs		(0.3)	—	(0.3)
Non-cash changes:
Amortization of deferred financing charges		—	0.5	0.5
Change in fair value of embedded derivative	17(c)	—	(8.5)	(8.5)
Balance, June 30, 2019		$23.0	$390.5	$413.5

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

27.	COMMITMENTS

	June 30, 2019	December 31, 2018
Purchase obligations	$95.0	$110.2
Capital expenditure obligations	93.7	36.6
Lease obligations	38.8	26.1
	$227.5	$172.9
Commitments – payments due by period

As at June 30, 2019	Total	<1 yr1	1-2 yrs[2]	3-5 yrs[3]	>5 yrs[4]
Purchase obligations	$95.0	$89.2	$3.4	$1.7	$0.7
Capital expenditure obligations	93.7	85.7	8.0	—	—
Lease obligations	38.8	6.2	19.2	10.0	3.4
	$227.5	$181.1	$30.6	$11.7	$4.1
1Due over the period from July 1, 2019 to December 31, 2019.
2Due over the period from January 1, 2020 to December 31, 2021.
3Due over the period from January 1, 2022 to December 31, 2023.
4Due from January 1, 2024 and beyond.

The Company entered into a forward gold sale arrangement during the first quarter of 2019 with a syndicate of banks whereby the Company will receive a cash prepayment of $170 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce.

28.	RELATED PARTY TRANSACTIONS
The Company had the following related party transactions included in Receivables and other current assets and in Other non-current assets in the Consolidated balance sheets:

		Three months ended June 30,		Six months ended June 30,
	Notes	2019	2018	2019	2018
Sadiola and Yatela (Non-interest bearing)
Balance, beginning of the period		$—	$—	$0.1	$0.1
Advances		0.1	—	0.1	—
Repayments		—	—	(0.1)	(0.1)
Balance, end of the period	7	$0.1	$—	$0.1	$—
Sadiola Sulphide Project (LIBOR plus 2%)[1]
Balance, beginning of the period		$14.0	$36.4	$14.0	$36.3
Advances		—	0.5	—	0.6
Repayments		(4.0)	—	(4.0)	—
Write-down of receivable[2]	25	—	(10.9)	—	(10.9)
Balance, end of the period	12	$10.0	$26.0	$10.0	$26.0

1
These advances were part of an extended loan agreement, reached in the fourth quarter of 2016, for the Sadiola Sulphide Project, and are to be repaid on the earlier of December 31, 2020 or, at such time as Sadiola has sufficient free cash flow.

2	Write-down of receivable due to a decrease in the fair value of the collateral.

During the three and six months ended June 30, 2019, the Company spent $nil and $nil, respectively (three and six months ended June 30, 2018 - $nil million and $0.9 million) to fund the Yatela closure plan. This was recognized as a reduction of the provision for Yatela as a result of the Company equity accounting for the investment (note 9).

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

29.	SEGMENTED INFORMATION
The Company’s gold mines are divided into geographic segments as follows:
•Burkina Faso - Essakane mine;
•Suriname - Rosebel mine;
•Canada - Doyon division, including Westwood mine;
•Incorporated joint ventures (Mali) - Sadiola mine (41%) and Yatela mine (40%), which is in closure and held for sale.
The Company’s non-gold segments are divided as follows:
•Exploration and evaluation and development; and
•Corporate - includes royalty interests located in Canada and investments in associates and incorporated joint ventures.

	June 30, 2019			December 31, 2018
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Burkina Faso	$867.1	$1,151.1	$233.7	$865.3	$1,110.6	$210.6
Suriname	720.5	889.0	318.1	674.3	847.1	292.9
Canada	717.7	735.8	196.8	717.2	747.7	207.1
Total gold mines excluding incorporated joint ventures	2,305.3	2,775.9	748.6	2,256.8	2,705.4	710.6
Exploration and evaluation and development	488.7	589.0	13.5	465.6	548.8	11.8
Corporate[1]	152.7	592.2	437.1	151.7	706.8	446.0
Total per consolidated financial statements	$2,946.7	$3,957.1	$1,199.2	$2,874.1	$3,961.0	$1,168.4
Incorporated joint ventures (Mali)[2]	$101.2	$167.4	$117.0	$103.1	$166.0	$123.6
1 The carrying amount of the Investment in incorporated joint ventures is included in the corporate segment as non-current assets.
2 The breakdown of the financial information for the incorporated joint ventures has been disclosed above as it is reviewed regularly by the Company's Chief Operating Decision Maker ("CODM") to assess the performance of the incorporated joint ventures and to make resource allocation decisions.

Three months ended June 30, 2019

	Consolidated statements of earnings information							Net capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$127.0	$92.3	$34.3	$—	$—	$1.0	$(0.6)	$27.0
Suriname	87.6	63.1	17.0	—	1.0	0.3	6.2	19.4
Canada	31.9	20.8	11.4	—	—	1.0	(1.3)	7.3
Total gold mines excluding incorporated joint ventures	246.5	176.2	62.7	—	1.0	2.3	4.3	53.7
Exploration and evaluation and development[5]	—	—	—	—	9.6	—	(9.6)	10.0
Corporate[6]	—	—	1.0	11.4	—	1.6	(14.0)	0.9
Total per consolidated financial statements	246.5	176.2	63.7	11.4	10.6	3.9	(19.3)	64.6
Incorporated joint ventures (Mali)[7]	17.1	11.3	0.4	—	—	—	5.4	—
	$263.6	$187.5	$64.1	$11.4	$10.6	$3.9	$(13.9)	$64.6
1 Excludes depreciation expense.
2 Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
3 Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
4 Includes cash expenditures for Property, plant and equipment and Exploration and evaluation assets.
5 Closed site costs on Exploration and evaluation properties included in Other expenses.
6 Includes earnings from royalty interests.
7 Net earnings from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

Three months ended June 30, 2018

	Consolidated statements of earnings information							Net capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$140.8	$83.3	$38.2	$—	$—	$3.2	$16.1	$33.5
Suriname	98.3	65.2	22.5	—	1.2	0.4	9.0	19.2
Canada	38.2	27.0	10.8	—	—	0.8	(0.4)	14.9
Total gold mines excluding incorporated joint ventures	277.3	175.5	71.5	—	1.2	4.4	24.7	67.6
Exploration and evaluation and development[5]	—	—	—	—	9.9	0.1	(10.0)	4.0
Corporate[6]	0.1	—	0.8	9.9	—	1.2	(11.8)	1.9
Total per consolidated financial statements	277.4	175.5	72.3	9.9	11.1	5.7	2.9	73.5
Incorporated joint ventures (Mali)[7]	21.4	15.8	0.4	—	0.1	2.4	2.7	0.4
	$298.8	$191.3	$72.7	$9.9	$11.2	$8.1	$5.6	$73.9

1	Excludes depreciation expense.

2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

3	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.

4	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets and finance lease payments.

5	Closed site costs on Exploration and evaluation properties included in Other expenses.

6	Includes earnings from royalty interests.

7
Net earnings from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.

Six months ended June 30, 2019

	Consolidated statements of earnings information							Net capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$261.1	$183.9	$67.6	$—	$—	$13.5	$(3.9)	$57.4
Suriname	180.1	126.0	34.5	—	1.4	1.1	17.1	39.7
Canada	56.3	49.6	24.2	—	—	7.0	(24.5)	19.9
Total gold mines excluding incorporated joint ventures	497.5	359.5	126.3	—	1.4	21.6	(11.3)	117.0
Exploration and evaluation and development[5]	—	—	—	—	18.1	0.1	(18.2)	16.4
Corporate[6]	—	—	6.0	21.0	—	4.2	(31.2)	1.4
Total per consolidated financial statements	497.5	359.5	132.3	21.0	19.5	25.9	(60.7)	134.8
Incorporated joint ventures (Mali)[7]	33.3	21.6	0.8	—	—	—	10.9	—
	$530.8	$381.1	$133.1	$21.0	$19.5	$25.9	$(49.8)	$134.8
1 Excludes depreciation expense.
2 Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
3 Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
4 Includes cash expenditures for Property, plant and equipment and Exploration and evaluation assets.
5 Closed site costs on Exploration and evaluation properties included in Other expenses.
6 Includes earnings from royalty interests.
7 Net earnings from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019

Six months ended June 30, 2018

	Consolidated statements of earnings information							Net capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$305.8	$171.5	$72.5	$—	$—	$6.2	$55.6	$68.9
Suriname	196.1	123.7	40.6	—	1.5	1.0	29.3	32.3
Canada	89.8	54.7	21.9	—	—	1.3	11.9	28.6
Total gold mines excluding incorporated joint ventures	591.7	349.9	135.0	—	1.5	8.5	96.8	129.8
Exploration and evaluation and development[5]	—	—	—	—	17.9	0.2	(18.1)	9.1
Corporate[6]	0.2	—	1.6	19.6	—	1.7	(22.7)	3.2
Total per consolidated financial statements	591.9	349.9	136.6	19.6	19.4	10.4	56.0	142.1
Incorporated joint ventures (Mali)[7]	41.5	29.6	0.8	—	0.3	2.4	8.4	0.7
	$633.4	$379.5	$137.4	$19.6	$19.7	$12.8	$64.4	$142.8

1	Excludes depreciation expense.

2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

3	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.

4	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets and finance lease payments.

5	Closed site costs on Exploration and evaluation properties included in Other expenses.

6	Includes earnings from royalty interests.

7
Net earnings from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - JUNE 30, 2019